Exhibit 12.1

Calculation of Earnings to Fixed Charges

	Years Ended December 31,					Six months ended June 30,
Fixed charges	2013	2012	2011	2010	2009	2014

Interest expense in continuing operations	71,752	68,661	71,525	48,827	49,919	33,170

Total fixed charges	71,752	68,661	71,525	48,827	49,919	33,170

Earnings available for fixed charges

Net Income	15,720	48,039	56,642	23,266	41,176	11,421

Add: Fixed charges	71,752	68,661	71,525	48,827	49,919	33,170

Less: Net income attributable to noncontrolling interests	—	(4)	(15)	(74)	(153)	—

Total Earnings available for fixed charges	87,472	116,696	128,152	72,019	90,942	44,591

Ratio of earnings to fixed charges	1.22	1.70	1.79	1.47	1.82	1.34